Click IT Franchise - Executive Summary


LEARNING CENTER · IT SOLUTIONS · E-MAIL · MANAGED SERVICES
YOUR LOCAL I.T. DEPARTMENT
HOSTING · NETWORKING · COMPUTER REPAIRS
COMPUTER REPAIR
Click IT

The Click IT store opened in 2012 on **Main Street** in Chagrin Falls, Ohio, providing managed IT services to our small suburban community of just 46,026 residents and 3,170 businesses. To view the store's area demographics, go to https://clickitgroup.com/contact/map-of-surrounding-area/ and click on the blue button. Also see Franchise Locations which gives links to much larger communities for future Click IT stores under consideration.

"Our goal is to become the preferred "IT Department" for local communities surrounding Main Streets throughout the USA." *

Click IT offers technical services, products and solutions to residential and commercial customers in a retail-store setting on Main Street. Through systematizing our business which has operated since 2012, into a franchise model, we now offer entrepreneurial-minded people a huge opportunity to be their own highly profitable business, helping their community members thrive and prosper safely in this new, IT-driven economy.


LEARNING CENTER · IT SOLUTIONS · E-MAIL · MANAGED SERVICES

Our future franchisees will serve local communities in a manner that's similar to IT departments inside large corporations. As an emerging franchise, we have achieved the following:


YOUR LOCAL I.T. DEPARTMENT
FREE
Computer
Virus Clean
TODAY ONLY

- Received a grade of "A" from Franchise Grade strengthening our credibility.
- Developed our dynamic and manageable online POS: https://shop.clickitgroup.com.
- Generated over 200 candidates who have expressed interest in opening a Click IT Store in their communities. (Choosing the right franchise owner is critical at this stage.)
- Proved that it has a systematized and desirable Business Model with a better-than-average return (25% EBITA in 2018).
- Ranked #1 IT Franchise" by Top IT Franchises.
- Displayed as an Exhibitor a Franchise Expo in NYC to test the market which generated a lot of interest. However, New York State's approval for selling a franchise in that state is still pending.

Note:

- Any forecasts provided are projections and by no means a guarantee of performance.
- TERMS AND CONDITIONS APPLY. THIS IS NOT AN OFFER OR INTENDED TO BE A SOLICITATION FOR PURCHASE OF STOCK OR WARRANTS. FOR DETAILS, SEE LEGAL.

(Note: Most of the issues of selling franchises in New York, along with several other "restricted states", will be resolved using the finances from this funding raise. See Franchise Locations.)

- Completed all necessary legal documents (the Franchise Disclosure Document [FDD] and Franchise Agreement [FA] – Request documents if you'd like copies).

We are now fully prepared to sell and support franchisees and are rising money to implement our marketing and sales plan to bring Click IT to the franchise marketplace.



Click IT will provide people an opportunity to benefit from our unique concept. We are the #1 franchise offered today in the Managed IT Services category (see Top IT Franchises), and we're the only brand offering managed IT as-a-service to both consumers and small businesses, from a retail store.



Our company store operates at the highest margins and will make franchise owners a very good living. Just meet Chris! In operating our company store, he offers over 12 proprietary IT categories proven to earn better returns* while satisfying demands 96.7% of us need every day. Plus, Click IT delivers all this IT through using 'Web Services'. This means that in order to deliver IT to customers, a franchise owner will just have to "pick-it and click-it". This is a very unique advantage of the Click IT franchise system that sets it far apart from any other IT franchise available. You don't have to be a "Geek" to own a Click IT Store.



To franchise owner, we provide 40 hours of classroom and on-the-job training where they'll learn a methodology plotting their course to high and sustainable profits. They'll love being a Click IT Franchise owner because they'll have the freedom to directly impact their profits where the sky's the limit. They'll work normal business hours and have a schedule that works best for them. See Why Click IT?



Using information technology today has morphed into being more about the storage, synchronizing, management and security of data and the understanding of how to use the software. Hardware, on the other hand, has become a commodity. As the technology business continues to go to the Cloud as a utility, the big-box retailers and online stores are still focused on mainly selling hardware, with the software and services as an after-thought. This leaves a huge void for a locally situated, trustworthy IT services and management organization to fill since most don't have the technical knowledge, infrastructure nor capacity for managing information technology themselves.

For more information, please contact us.

*According to the National League of Cities, there are 7,644 Main Streets in the USA.

Note:
- Any forecasts provided are projections and by no means a guarantee of performance.
- TERMS AND CONDITIONS APPLY. THIS IS NOT AN OFFER OR INTENDED TO BE A SOLICITATION FOR PURCHASE OF STOCK OR WARRANTS. FOR DETAILS, SEE LEGAL.